PRICING TERM SHEET

Issuer Free Writing Prospectus dated October 3, 2017

Filed Pursuant to Rule 433

Relating to Preliminary Prospectus Supplement

Dated October 2, 2017 and Registration Statement No. 333-220369

SOTHERLY HOTELS INC.

Pricing Term Sheet

7.875% Series C Cumulative Redeemable Perpetual Preferred Stock

Issuer:	Sotherly Hotels Inc.

Security:	7.875% Series C Cumulative Redeemable Perpetual Preferred Stock

Size:	1,200,000 shares ($30,000,000)

Over-allotment Amount:	180,000 shares ($4,500,000)

Trade Date:	October 3, 2017

Settlement Date:	October 11, 2017 (T+ 5)

Maturity:	Perpetual (unless redeemed by the Issuer or converted by a holder in connection with a Change of Control)

Public Offering Price:	$25.00 per share; $30,000,000 total (or $34,500,000 total if the underwriters exercise their over-allotment option in full)

Ratings:	Not rated

Underwriting Discount and Commissions:	$0.9375 per share; $1,125,000 total (or $1,293,750 total if the underwriters exercise their over-allotment option in full)

Net Proceeds (before expenses):	$28,875,000 (or $33,206,250 total if the underwriters exercise their over-allotment option in full)

Dividend Rate:	7.875% per annum of the $25.00 liquidation preference (or $1.96875 per share per annum), accruing from (but excluding) October 11, 2017

Dividend Payment Dates:	On or about the 15th day of each January, April, July and October, commencing on January 15, 2018. The first dividend payment will be paid on the first business day after January 15, 2018, and will be a pro rata dividend from and excluding October 11, 2017 to, and including, December 31, 2017 in the amount of $0.43203 per share.

Liquidation Preference:	$25.00 per share

Conversion Rights:

Except to the extent that the Issuer has elected to exercise its optional redemption right or its special optional redemption right by providing notice of redemption prior to the Change of Control Conversion Date, upon the occurrence of a Change of Control, the holders of the Series C Preferred Stock will have the right to convert some or all of their Series C Preferred Stock (the “Change of Control Conversion Right”) into a number of the Issuer’s shares of common stock, $0.01 par value per share, per share of their Series C Preferred Stock equal to the lesser of:

•    the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference plus the amount of any accrued and unpaid dividends to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a Series C Preferred Stock dividend payment and prior to the corresponding Series B Preferred Share dividend payment date, in which case no additional amount for such accrued and unpaid dividend will be included in this sum) by (ii) the Common Stock Price; and

•    8.50340 (the “Share Cap”), subject to certain adjustments and provisions for the receipt of alternative consideration as described in the preliminary prospectus supplement.

If the Issuer has provided or provides a redemption notice with respect to some or all of the Series C Preferred Stock, holders of any Series C Preferred Stock that the Issuer has called for redemption will not be permitted to exercise their Change of Control Conversion Right in respect of any of their shares of Series C Preferred Stock that have been called for redemption, and any Series C Preferred Stock subsequently called for redemption that has been tendered for conversion will be redeemed on the applicable date of redemption instead of converted on the Change of Control Conversion Date.

A “Change of Control” will be deemed to have occurred at such time after the original issuance of the Series C Preferred Stock when the following have occurred and are continuing:

•    the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of shares of the Issuer entitling that person to exercise more than 50% of the total voting power of all shares of the Issuer entitled to vote generally in elections of directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

•    following the closing of any transaction referred to in the bullet point above, neither the Issuer nor the acquiring or surviving entity has a class of common securities (or ADRs representing such securities) listed on the NYSE, the NYSE American or NASDAQ, or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE American or NASDAQ.

The “Common Stock Price” will be: (i) the amount of cash consideration per share of the Issuer’s common stock, if the consideration to be received in the Change of Control by the holders of shares of the Issuer’s common stock is solely cash; or (ii) the average of the closing prices per share of the Issuer’s common stock on NASDAQ for the ten consecutive trading days immediately preceding, but not including, the effective date of the Change of Control, if the consideration to be received in the Change of Control by the holders of shares of the Issuer’s common stock is other than solely cash.

The “Change of Control Conversion Date” will be a business day that is no fewer than 20 days nor more than 35 days after the date on which the Issuer provides the required notice of the occurrence of a Change of Control.

Optional Redemption:	On and after October 15, 2022, the Issuer may redeem the Series C Preferred Stock, in whole or in part, at a redemption price equal to $25.00 per share, plus any accrued and unpaid dividends (whether or not declared) to, but not including, the date of redemption. If the Issuer exercises its redemption right (by sending the required notice) in connection with a Change of Control, holders of the Series C Preferred Stock will not have the conversion rights described above in respect of any Series C Preferred Stock called for redemption.

Special Optional Redemption:	In the event of a Change of Control, the Issuer will have the option to redeem the Series C Preferred Stock, in whole or in part, within 120 days after the first date on which such Change of Control has occurred for cash at a redemption price of $25.00 per share, plus any accrued and unpaid dividends (whether or not declared) to, but not including, the redemption date. To the extent that the Issuer exercises its redemption right (by sending the required notice) relating to the Series C Preferred Stock, the holders of shares of the Series C Preferred Stock will not be permitted to exercise the conversion right described above in respect of their shares of Series C Preferred Stock called for redemption.

CUSIP / ISIN:	83600C 400 / US83600C4006

Expected Listing:	The Issuer has filed an application to list the Series C Preferred Stock with the NASDAQ under the symbol “SOHOO.” If the listing application is approved, the Issuer expects trading of the Series C Preferred Stock to commence within 30 days after initial delivery of the Series C Preferred Stock.

Voting Rights	The Series C Preferred Stock will not have voting rights, except as set forth in the preliminary prospectus supplement.

Lead Book-Running Manager:	Sandler O’Neill + Partners, L.P

Passive Book-Running Manager:	Janney Montgomery Scott LLC

Co-Managers:	Boenning & Scattergood, Inc.
J.J.B. Hilliard, W.L. Lyons, LLC

Pro Forma Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

After giving effect to this offering and the use of the net proceeds as set forth under “Use of Proceeds” in the Preliminary Prospectus Supplement, our ratio of earnings to combined fixed charges and preferred dividends on a pro forma basis for each period presented would have been as follows:

Pro Forma Consolidated
	Six Months Ended June 30, 2017	Year Ended December 31, 2016
Ratio of earnings to fixed charges	2.09(1)	1.18(2)
Ratio of earnings to combined fixed charges and preferred dividends	1.47(3)	0.98(4)

(1)	On a pro forma basis, earnings totaled approximately $13,854,600 and fixed charges totaled approximately $6,634,300.
(2)	On a pro forma basis, earnings totaled approximately $18,405,900 and fixed charges totaled approximately $15,628,100.
(3)	On a pro forma basis, earnings totaled approximately $13,854,600 and combined fixed charges and preferred dividends totaled approximately $9,425,500.
(4)	On a pro forma basis, earnings totaled approximately $18,405,900 and combined fixed charges and preferred dividends totaled approximately $18,795,600.

For this purpose, “earnings” before pro forma adjustments consist of net income (loss) before noncontrolling interests and fixed charges, less capitalized interest; “fixed charges” before pro forma adjustments consist of interest expense, capitalized interest and amortization of deferred financing fees, whether expensed or capitalized; and “preferred stock dividends” before pro forma adjustments consist of the amount of pre-tax earnings required to pay dividends on Sotherly’s previously outstanding Series B Cumulative Redeemable Perpetual Preferred Stock.

The Issuer has filed a registration statement (including a prospectus dated September 20, 2017 and a preliminary prospectus supplement dated October 2, 2017) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it from Sandler O’Neill + Partners, L.P. at 1251 Avenue of the Americas, 6th Flr., New York, New York 10020, Attention: Prospectus Department, or by calling toll-free 1-866-805-4128, or by email at syndicate@sandleroneil.com.